August 1, 2007

BY EDGAR

Mark Kronforst

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0405

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 of Stora Enso Corporation (File No. 1-15112)

Dear Mr. Kronforst,

Further to our telephone conversation on Tuesday, July 31, 2007, I am writing to you on behalf of our client, Stora Enso Corporation (the “Company”), to request an extension to August 31, 2007 to respond to the Staff’s comment letter dated July 25, 2007 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006. As we discussed, senior members of the Company’s legal, finance and accounting departments are currently working with the Company’s external legal and accounting advisors to prepare a response letter to the Staff’s comments. Nevertheless, the Company believes it will require additional time to consult with, and obtain feedback from, its external counsel and auditors to address the Staff’s comments in a full and adequate manner.

I would be grateful if you would confirm your agreement to the extension of the Company’s deadline for responding to the Staff’s comment letter to August 31, 2007 by sending a return email to my attention at phaussila@whitecase.com or by fax at +358 9 228 64 228. Should you have any questions, please do not hesitate to contact me in the Helsinki office of this Firm at +358 9 228 641.

Sincerely,

/s/ Petri Haussila
Petri Haussila

cc:	Hannu Ryöppönen, Stora Enso Corporation
Jyrki Kurkinen, Stora Enso Corporation
Jussi Siitonen, Stora Enso Corporation
Christine Davis, U.S. Securities and Exchange Commission